UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nouveau Monde Graphite Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66979W842

(CUSIP Number)

Investissement Québec

1195, avenue Lavigerie, Bureau 060

Québec, Québec G1V 4N3

418 643-5172

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power

10,795,991 (1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

10,795,991 (1)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,795,991 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

17.74% (2)
14.	Type of Reporting Person:

CO

(1) Includes (i) 5,795,991 Common Shares, representing approximately 10.38% of the issued and outstanding Shares, (ii) up to an additional 2,500,000 Common Shares issuable upon conversion in whole of the Convertible Note (as defined in Item 4 hereof), and (iii) up to 2,500,000 Warrants issuable upon conversion in whole of the Convertible Note.

(2) The percentages used herein are calculated based upon 55,857,898 outstanding Common Shares of Nouveau Monde Graphite Inc. as of November 7, 2022, plus 5,000,000 Common Shares in aggregate underlying convertible securities beneficially owned by Investissement Quebéc (the "Reporting Person") and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 2 to the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on March 30, 2022, with respect to the Common Shares of Nouveau Monde Graphite Inc. (the "Issuer"), held by Investissement Québec. This Amendment No. 2 is filed only to include Exhibit 99.2 hereto; otherwise the information contained herein is identical to Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 14, 2022.

This Amendment No. 2 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D as hereby amended by adding the following at the end thereof:

The purchase price for the Convertible Note was US$12,500,000 and the source of the funds was the working capital of the Reporting Person.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On November 8, 2022, the Issuer issued to the Reported Person an unsecured convertible note in the principal amount of US$12,500,000 note (the "Convertible Note") pursuant to a note subscription agreement dated October 19, 2022 (the "Subscription Agreement").

The Convertible Note matures November 8, 2025 and interest is payable on a quarterly basis, either in cash beginning on December 31, 2022 or the Issuer may elect to capitalize interest and settle in fully paid Common Shares, subject to the approval of the TSX Venture Exchange (the "TSXV"). Interest accrues at the higher of 6.0% per annum and the 90-day average SOFR+4% per year (calculated quarterly). If the Issuer elects to settle the interest in Common Shares, settlement will be at the market price (as defined in the TSXV's policies) determined as of the end of the quarter in which such interest became payable.

The conversion price of the Convertible Note is US$5.00 per unit, with each unit comprised of one Common Share and one Warrant. Each Warrant will entitle the holder thereof to acquire one Common Share at a price of US$5.70 per Common Share for a period of 24 months from the date of issuance thereof upon conversion of the Convertible Note in accordance with its terms.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (b) Calculations of the percentage of Common Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 55,847,898 Common Shares outstanding as of September 16, 2022, as reported on the Issuer's website.

The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as described in this Schedule 13D, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors, has effected any transactions in Common Shares since September 9, 2022 (60 days prior to November 8, 2022).

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or its partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

The information set forth in Item 4 hereof is incorporated herein by reference.

In connection with the issuance of the Convertible Note, upon closing of the transactions described in the Subscription Agreement, the Issuer and the Reporting Person will enter into an investment agreement (the "Investment Agreement") pursuant to which the Reporting Person will have the following rights: (i) a right to nominate a candidate for election or appointment as a director of the Issuer, (ii) a right of first refusal with respect to subsequent offers of shares of the issuer or securities exercisable, convertible or exchangeable for shares of the Issuer, (iii) an anti-dilution right to maintain its equity interest in the Issuer, and (iv) access and information rights. These rights will continue so long as the Reporting Person holds at least ten percent (10%) of the Issuer's outstanding common shares.

Item 7.  Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Convertible Note Subscription Agreement dated October 19, 2022 by and between Nouveau Monde Graphite Inc. and Investissement Québec (incorporated by reference from Exhibit 99.1 to Nouveau Monde Graphite Inc.'s Current Report on Form 6-K filed with the SEC on November 4, 2022)

99.2	Investment Agreement dated November 8, 2022 by and between Nouveau Monde Graphite Inc. and Investissement Québec (incorporated by reference from Exhibit 99.1 to Nouveau Monde Graphite Inc.'s Current Report on Form 6-K filed with the SEC on November 14, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

INVESTISSEMENT QUÉBEC

By:	Marie-France Paré
Name:	Marie-France Paré
Title:	Legal Counsel, Senior Vice Presidency, Legal Affairs and Corporate Secretary

SCHEDULE I

Executive Officers and Directors of Investissement Québec

The name and principal occupation of each director and executive officer of Investissement Québec are set forth below. The address for each person listed below is c/o Investissement Québec, 1195, avenue Lavigerie, Bureau 060, Québec, Québec G1V 4N3. All executive officers and directors listed are not United States citizens.

OFFICERS:

Name	Present Principal Occupation or Employment
Guy LeBlanc	President and Chief Executive Officer
Hubert Bolduc	President, Investissement Québec International
Sylvain Gendron	Senior Vice-President, Legal Affairs and Corporate Secretary
Bicha Ngo	Senior Executive Vice President, Private Equity
Sylvie Pinsonnault	Senior Vice President, Business Strategies, Innovation and Sustainable Development
Christian Settano	Senior Vice President, Finance, Risk Management and Information Technology
Jocelyn Beauchesne	Senior Vice-President, Regional Network
Marie Zakaib	Senior Vice President, Human Resources and Internal Communications

DIRECTORS:

Name	Present Principal Occupation or Employment
Geneviève Fortier	Chairman of the Board - Chief Executive Officer of Promutuel Assurance
Guy LeBlanc	Director - President and Chief Executive Officer, Investissement Québec
Anne Bourhis	Independent Director - Human Resources Management Professor, HEC Montréal
Catherine Dubé	Independent Director - CPHR
Claudine Roy	Independent Director - President and Chief Executive Officer, Gestion immobilière Gaspé
Daniel Gauvin	Independent Director - Corporate Director
David Bahan	Director - Deputy Minister of the Ministry of Economy and Innovation
Éloïse Harvey	Director - President, Mecfor Inc.
Jean Gattuso	Director - Corporate Director
Louise Sanscartier	Independent Director - Governance Consultant and Corporate Director
Madeleine Féquière	Independent Director - Director and Corporate Credit Chief, Domtar
Manon Genest	Independent Director - Founding partner, TACT Intelligence-conseil
Marie-Soleil Tremblay	Independent Director - Full Professor, École Nationale d'Administration Publique (ÉNAP)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.